FOIA Confidential Treatment Request
July 22, 2008
Via EDGAR
Mail Stop 7010
Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010
Re:	ConocoPhillips Form 10-K for the fiscal year ended December 31, 2007 Response letters dated April 14, 2008, and June 20, 2008 File No. 001-32395
Dear Mr. Schwall:
Our responses to the comments raised in your letter dated July 8, 2008, are set forth below. The Staff’s comments are shown in bold followed by our responses.
Pursuant to Rule 418 promulgated under the Securities Act of 1933, as amended, and Rule 12b-4 promulgated under the Securities Exchange Act of 1934, as amended, the supplemental information provided in response to Comment 2 below is being provided to the Staff on a confidential, supplemental basis only and is not to be filed with or deemed part of ConocoPhillips’ Form 10-K for the year ended December 31, 2007, or any amendment thereto. Pursuant to Rule 418(b) and Rule 12b-4, we request that the supplemental information provided in response to Comment 2 below be returned by registered mail to ConocoPhillips promptly following completion of your review.
Pursuant to Rule 83 of the Freedom of Information Act, a request for confidential treatment by the Staff has been submitted concurrently with this letter to the Office of Freedom of Information. This request for confidential treatment relates solely to the supplemental information provided in paper format to the Staff (Mr. James Murphy, Petroleum Engineer) under separate cover letter, in response to Comment 2 below.
Form 10-K for the Fiscal Year Ended December 31, 2007
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 48
Business Environment and Executive Overview, page 48
1.	We read your response to prior comment 1(b), regarding your disclosure of reserve replacement ratios that are based on combined reserve measures which are not allowed in tabulating your reserve information under SFAS 69. Although these other disclosures may
Confidential Treatment Requested by ConocoPhillips

U.S. Securities and Exchange Commission
July 22, 2008

allow readers to recalculate reserve replacement ratios on an uncombined basis, or to determine the extent to which proved reserves that have been added are either proved developed or proved undeveloped reserves, we believe your related disclosures in MD&A and elsewhere in the filing should also include the reserve replacement ratios based on the reserve information that is presented in your SFAS 69 disclosure, that is, including your share of reserves of proportionately consolidated entities, but excluding reserves held by other equity method investees, for proper balance and transparency.

Additionally, your response to prior comment 1(e) indicates that in presenting a three-year reserve replacement ratio, rather than a one-year reserve replacement ratio, you avoid having a significant reserve change in one year mask the long-term trend. We believe additional disclosure of the disaggregated reserve replacement ratios by year, which you provided in response to prior comment 1(c), would likewise avoid having disclosure of only the long-term trend mask specific annual results.

Response: In response to the Staff’s comment, we confirm that in future filings, as a supplement to our disclosure of a combined reserve replacement ratio, we will provide a reserve replacement ratio calculated using our share of reserves of proportionately consolidated entities and excluding reserves held by equity-method investees. In addition, we also confirm we will provide a one-year reserve replacement ratio to supplement our disclosure of a three-year ratio.
Engineering Comments
General
2.	We have reviewed your response to prior comment 10 and have reviewed the reserve disclosure that you cite. We are requesting the reserve report which supports and documents those volumes for your consolidated operations. Please provide us with the annual production and cash flow estimates for each proved reserve classification for each geographic area and for total proved reserves. Also provide us with the one-line summaries of all your individual wells or properties. We re-issue our prior comment 10.

Response: By separate transmission directly to Mr. James Murphy, we are providing our 2007 Year-End Worldwide Reserves Review. This document provides substantial detail supporting the proved reserves volumes contained in our 2007 Form 10-K, and is the document reviewed with our executive management prior to inclusion of the reserve information in our Form 10-K. As such, this document contains information which we believe is responsive to the Staff’s inquiry, as well as other data that we have not redacted. As detailed in the separate cover letter transmitting this document to Mr. Murphy, we are requesting confidential treatment of this information and that it be returned to ConocoPhillips under the guidelines in Rule 418(b) under the Securities Act of 1933, as amended, and Rule 12b-4 under the Securities Exchange Act of 1934, as amended.

We respectfully submit that the Staff’s request for annual production and cash flow estimates for each proved reserve classification is not available, as ConocoPhillips does not develop this data for internal use, and we are not aware of any external reporting requirement that would require us to disaggregate our Standardized Measure of Discounted Future Net Cash Flow data in this way. However, to be responsive to the Staff’s request, we are providing (in the separate transmission to Mr. Murphy) a more detailed view of our Standardized Measure data for each geographic area used in the Form 10-K. This schedule includes future production forecasts and cash flow estimates for each year into the future and in total.
Confidential Treatment Requested by ConocoPhillips

U.S. Securities and Exchange Commission
July 22, 2008

Although it is unclear what data is being requested in the one-line summaries, we also respectfully submit that this request at an individual well or property level would be so voluminous that its usefulness for any meaningful analysis would be limited. Alternatively, we believe the Worldwide Reserves Review document being provided to Mr. Murphy, which does contain field-level reserves data, will assist the Staff in analyzing the supporting data behind our proved reserve disclosures.
In response to your request, the Company hereby acknowledges each of the following:
•	The adequacy and accuracy of the disclosures in the above filing is ConocoPhillips’ responsibility.

•	The Staff’s comments or the changes to disclosure the Company makes in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the above filing.

•	ConocoPhillips may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, CONOCOPHILLIPS
/s/ John A. Carrig
John A. Carrig
Executive Vice President, Finance, and Chief Financial Officer

cc:	Mr. James E. Copeland, Jr.
   Chairman of the Audit and
   Finance Committee
Mr. James J. Mulva
   Chairman and Chief Executive Officer
Ms. Janet Langford Kelly, Esq.
   Senior Vice President, Legal, and
   General Counsel and Corporate Secretary
Mr. Rand C. Berney
   Vice President and Controller
Mr. Andrew R. Brownstein, Esq.
   Wachtell, Lipton, Rosen & Katz
Mr. R. Dale Nijoka
   Ernst & Young LLP

Confidential Treatment Requested by ConocoPhillips